SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 57)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                  June 9, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

CUSIP No.  669 752107                                         Page 2 of 12 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      13,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            13,430,427 shares

                                   10.      Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 12 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      1,000,000 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        13,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            1,000,000 shares

                                   10.      Shared Dispositive Power
                                            13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 12 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal  Proceedings is Required  Pursuant to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 57 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $2,000,000 Communications loaned to the Issuer on June 9, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On June 9, 1999, pursuant to the Communications March 20, 1999 Seidman Letter, Communications loaned to the Issuer $2,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "June 9, 1999 Promissory Note"). The June 9, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on June 9, 1999. The June 9, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the June 9, 1999 Promissory Note is qualified in its entirety by the text of the June 9, 1999 Promissory Note which is attached hereto as Exhibit 57.1 and is incorporated herein by reference.

         Item 4 is hereby further amended and supplemented by adding the following thereto:

         1999 Discussions with 144 Committee

         On June 28 and July 21, 1999, a representative of Communications met with the 144 Committee of the Issuer to discuss, in preliminary terms, the Reporting Persons' interest in discussing the possibility of either a conversion of all of the outstanding debt owed by the Issuer to the Reporting Persons into equity of the Issuer or the acquisition by the Reporting Persons of the outstanding shares of the Issuer not currently owned by the Reporting Persons. At those meetings, and in an additional telephone conversation, the 144 Committee of the Issuer indicated its interest in pursuing such discussions with Communications. To date, no agreement has been reached.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 57.

Item 7.       Items to be Filed as Exhibits

Exhibit         Description

57.1 Promissory Note dated June 9, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $2,000,000.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  July 21, 1999


                                                CONCEPT COMMUNICATIONS, INC.


                                                /s/ Nicholas Chiaia
                                                By: Nicholas Chiaia, Secretary


                                                CROWN COMMUNICATIONS CORPORATION


                                                /s/ Nicholas Chiaia
                                                By: Nicholas Chiaia, Secretary


                                                CROWN CAPITAL CORPORATION


                                                /s/ Nicholas Chiaia
                                                By: Nicholas Chiaia, Secretary

                                  Exhibit Index

Exhibit        Description                                                  Page

57.1           Promissory Note dated June 9, 1999 made by The                  9
               Nostalgia Network, Inc. to Crown Communications
               Corporation in the principal amount of $2,000,000.